UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

STONERIDGE, INC.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
86183 P 10 2
(CUSIP Number)
November 8, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86183 P 10 2

1	NAMES OF REPORTING PERSONS Jeffrey P. Draime

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		480,134*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		480,134*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

480,134*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.89%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 7,940 Restricted Common Shares granted to the Reporting Person pursuant to the Directors’ Restricted Shares Plan, vesting February 14, 2011.

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Stoneridge, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

9400 East Market Street, Warren, Ohio 44484

Item 2(a)	Name of Person Filing.

Jeffrey P. Draime

Item 2(b)	Address of Principal Business Office.

8836 Singing Hills Drive, Warren, Ohio 44484

Item 2(c)	Place of Organization.

U.S.A.

Item 2(d)	Title of Class of Securities.

Common Shares, without par value (“Common Shares”)

Item 2(e)	CUSIP Number.

86183 P 10 2

Item 3	Reporting Person.

Not applicable

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned

On November 8, 2010 Jeffrey P. Draime sold: (a) 1,068,495 Common Shares held in trust for the benefit of Jeffrey P. Draime of which Jeffrey P. Draime is Trustee; (b) 347,714 Common Shares held in trust for the benefit of Scott N. Draime of which Jeffrey P. Draime is Trustee; (c) 149,903 Common Shares held in trust for the benefit of Elizabeth Draime of which Jeffrey P. Draime is Trustee; (d) 149,903 Common Shares held in trust for the benefit of Stephanie Draime of which Jeffrey P. Draime is Trustee; (e) 149,903 Common Shares held in trust for the benefit of Jennifer Draime of which Jeffrey P. Draime is Trustee; (f) 149,903 Common Shares held in trust for the benefit of Alexandra Draime of which Jeffrey P. Draime is Trustee; (g) 272,608 Common Shares held in trust for the benefit of Hannah Marie Gang of which Jeffrey P. Draime is Trustee; and (h) 272,607 Common Shares held in trust for the benefit of Sarah Irene Gang of which Jeffrey P. Draime is Trustee.

As of November 8, 2010, after the foregoing transaction, Jeffrey P. Draime beneficially owns an aggregate of 480,134 Common Shares consisting of: (a) 472,194 Common Shares held in trust for the benefit of family members of which Jeffrey Draime is trustee, and (b) 7,940 Restricted Common Shares granted to the Reporting Person pursuant to the Directors’ Restricted Shares Plan, vesting February 14, 2011, which are subject to forfeiture.

Item 4(b)	Percent of class

As of November 8, 2010, after the foregoing transaction, Jeffrey P. Draime has beneficial ownership of 1.89% of the Common Shares.

Item 4(c)	Number of Common Shares to which the person has:

(i) Sole power to vote or direct the vote: 480,134

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 480,134

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2010	/s/ Jeffrey P. Draime
Jeffrey P. Draime